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                            February 9, 2023

       William Ralston
       Chief Executive Officer
       SinglePoint Inc.
       2999 North 44th Street Suite 530
       Phoenix, AZ

                                                        Re: SinglePoint Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2023
                                                            File No. 333-269516

       Dear William Ralston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Andrew J. Terjesen